EXHIBIT 19

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended March 31,
	2006	2005

Net sales	$901,649	$831,869

Costs and expenses:
Cost of products sold	734,302	676,599
Selling, general, and administrative expenses	83,703	86,205
Research and development	6,141	5,848
Interest expense	12,798	8,438
Other costs (income), net	2,250	525
Minority interest in net income	452	1,330

Income before income taxes	62,003	52,924

Provision for income taxes	24,200	20,700

Net income	$37,803	$32,224

Basic earnings per share of common stock	$0.36	$0.30

Diluted earnings per share of common stock	$0.35	$0.30

Cash dividends paid per share of common stock	$0.19	$0.18

Weighted-average common shares outstanding	104,959	107,020

Weighted-averaged common shares and common stock equivalent outstanding	106,739	108,411

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS – UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	March 31,	December 31,
	2006	2005
ASSETS

Cash	$114,982	$91,125
Accounts receivable, net	471,232	436,035
Inventories	451,470	420,950
Prepaid expenses	49,318	39,700
Total current assets	1,087,002	987,810

Property and equipment, net	1,154,046	1,143,539

Goodwill	591,589	581,419
Other intangible assets, net	106,843	105,580
Deferred charges and other assets	157,024	146,252
Total	855,456	833,251

TOTAL ASSETS	$3,096,504	$2,964,600

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current portion of long-term debt	$5,305	$3,907
Short-term borrowings	57,918	50,107
Accounts payable	349,134	327,569
Accrued salaries and wages	72,123	79,056
Accrued income and other taxes	28,437	13,681
Total current liabilities	512,917	474,320

Long-term debt, less current portion	826,498	790,107
Deferred taxes.	172,299	168,447
Deferred credits and other liabilities	172,302	154,679
Total liabilities	1,684,016	1,587,553

Minority interest.	29,974	27,692

Stockholders’ equity:

Common stock issued (116,090,757 and 115,978,746 shares)	11,609	11,598
Capital in excess of par value	268,764	267,274
Retained income	1,355,466	1,337,590
Other comprehensive income	64,292	32,706
Common stock held in treasury at cost (11,272,771 and 10,672,771 shares)	(317,617)	(299,813)
Total stockholders’ equity	1,382,514	1,349,355

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,096,504	$2,964,600

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2006	2005
Cash flows from operating activities
Net income.	$37,803	$32,224
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,864	40,103
Minority interest in net income	452	1,330
Excess tax benefit from share-based payment arrangements	(811)
Stock award compensation	2,572	4,122
Deferred income taxes	(1,458)	3,820
Income of unconsolidated affiliated company	(245)	(343)
Loss (gain) on sales of property and equipment	100	(100)
Non-cash restructuring related activities	6,780
Proceeds from cash flow hedge		6,079
Changes in working capital, net of effects of acquisitions	(37,801)	(57,577)
Net change in deferred charges and credits	2,782	393

Net cash provided by operating activities	49,038	30,051

Cash flows from investing activities
Additions to property and equipment	(36,848)	(43,777)
Business acquisitions, net of cash acquired		(222,411)
Proceeds from sales of property and equipment	58	511

Net cash used in investing activities	(36,790)	(265,677)

Cash flows from financing activities
Proceeds from issuance of long-term debt		300,002
Repayment of long-term debt	(9,801)	(10)
Net borrowing (repayment) of commercial paper	50,831	(5,550)
Net borrowing (repayment) of short-term debt	5,285	(3,950)
Cash dividends paid to stockholders	(19,927)	(19,254)
Common stock purchased for the treasury	(17,804)
Excess tax benefit from share-based payment arrangements	811
Stock incentive programs		1,316

Net cash provided by financing activities	9,395	272,554

Effect of exchange rates on cash	2,214	(119)

Net increase in cash	23,857	36,809

Cash balance at beginning of year	91,125	93,898

Cash balance at end of period	$114,982	$130,707

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(dollars in thousands, except per share amounts)

				Accumulated
		Capital In		Other	Common	Total
	Common	Excess of	Retained	Comprehensive	Stock Held	Stockholders’
	Stock	Par Value	Earnings	Income (Loss)	In Treasury	Equity

Balance at December 31, 2003	$11,505	$249,609	$1,140,151	$(12,188)	$(250,344)	$1,138,733

Net income			179,967			179,967
Translation adjustment				39,780		39,780
Pension liability adjustment, net of tax effect $(1,433)				(2,071)		(2,071)
Total comprehensive income						217,676
Cash dividends paid on common stock $0.64 per share			(68,423)			(68,423)
Recognition of cumulative translation adjustment related to divesture of investment in foreign entity				6,153		6,153
Stock incentive programs and related tax effects (705,082 shares)	70	13,657				13,727

Balance at December 31, 2004	11,575	263,266	1,251,695	31,674	(250,344)	1,307,866

Net income			162,529			162,529
Unrecognized gain on derivative, net of tax $2,371				3,708		3,708
Unrecognized gain reclassified to earnings, net of tax $(266)				(417)		(417)
Translation adjustment				4,178		4,178
Pension liability adjustment, net of tax effect $(4,322)				(6,437)		(6,437)
Total comprehensive income						163,561
Cash dividends paid on common stock $0.72 per share			(76,634)			(76,634)
Stock incentive programs and related tax effects (228,557 shares)	23	4,008				4,031
Purchase of 1,869,710 shares of common stock					(49,469)	(49,469)

Balance at December 31, 2005	11,598	267,274	1,337,590	32,706	(299,813)	1,349,355

Net income for the first three months of 2006			37,803			37,803
Unrecognized gain reclassified to earnings, net of tax $(84)				(132)		(132)
Translation adjustment for the first three months of 2006				31,718		31,718
Total comprehensive income*						69,389
Cash dividends paid on common stock $0.19 per share			(19,927)			(19,927)
Stock incentive programs and related tax effects (112,011 shares)	11	1,490				1,501
Purchase of 600,000 shares of common stock					(17,804)	(17,804)

Balance at March 31, 2006	$11,609	$268,764	$1,355,466	$64,292	$(317,617)	$1,382,514

*  Total comprehensive income for the first quarter of 2005 was $30,405.

See accompanying notes to consolidated financial statements.

EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.  For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2005.

Note 2 – Accounting for Stock-Based Compensation

On December 15, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (FAS 123(R)), which significantly changed accounting practice with respect to employee stock options.  The SEC delayed the mandated adoption date for public companies with a December 31 year end until January 1, 2006, at which point the Company adopted this accounting standard.  FAS 123(R) requires that the Company measure the cost of equity-based service awards based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period).  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.  The impact of adopting this standard is insignificant to the Company’s results of operations since no new stock option awards have been granted since 2003 and nearly all stock options outstanding at December 31, 2005, were fully or partially vested.

Options are granted at prices equal to fair market value on the date of the grant and are exercisable, upon vesting, over varying periods up to ten years from the date of grant.  Options for directors vest immediately, while options for Company employees generally vest over three years (one-third per year).  The following table summarizes all stock option plan activity from December 31, 2005 to March 31, 2006:

	Aggregate		Per Share	Weighted-Average
	Intrinsic	Number of	Option Price	Exercise Price
	Value	Shares	Range	Per Share
Outstanding at December 31, 2005		2,143,378	$15.86 - $26.95	$19.72

Exercised in the first quarter of 2006	$1,311,000	(111,114)	16.16	16.16
Outstanding at March 31, 2006	$23,704,000	2,032,264	$15.86 - $26.95	$19.92
Exercisable at March 31, 2006	$23,419,000	1,990,264	$15.86 - $26.95	$19.81

The following table summarizes information about outstanding and exercisable stock options at March 31, 2006.

	Options Outstanding			Options Exercisable
	Number	Weighted-Average	Weighted-Average	Number	Weighted-Average
Range of	Outstanding	Remaining	Exercise Price	Exercisable	Exercise Price
Exercise Prices	at 3/31/06	Contractual Life	Per Share	at 3/31/06	Per Share
$15.86 - $18.81	1,315,494	3.7 years	$17.81	1,315,494	$17.81
$22.04 - $26.95	716,770	4.4 years	$23.78	674,770	$23.71
	2,032,264	4.0 years	$19.92	1,990,264	$19.81

Stock options have not been granted since early 2003.  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:  dividend yield 2.3%, expected volatility 29.2%, risk-free interest rate 6.75%, and expected lives 10.0 years.

In 1994 and in 2001, the Company adopted a Stock Incentive Plan for certain key employees.  The 1994 and 2001 Plans provide for the issuance of up to 4,000,000 and 5,000,000 grants, respectively. Each Plan expires 10 years after its inception, at which point no further stock options or performance units may be granted.  Since 1994, 3,932,910 and 3,403,019 grants of either stock options or performance units (commonly referred to as restricted stock) have been made under the 1994 and 2001 plans, respectively.  Distribution of the performance units is made in the form of shares of the Company’s common stock on a one for one basis.  Distribution of the shares will normally be made not less than three years, nor more than six years, from the date of the performance unit grant.  All performance units granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement.

As of March 31, 2006, the unrecorded compensation cost for performance units is $38,964,000 and will be recognized over the remaining vesting period for each grant which ranges between December 31, 2006 and December 31, 2010.  The remaining weighted-average life of all performance units outstanding is 2.6 years

The following table summarizes all restricted stock unit activity from December 31, 2005 to March 31, 2006:

		Number of
	Aggregate	Performance
	Intrinsic Value	Units
Outstanding shares granted at December 31, 2005		3,069,163
Shares Granted		336,489
Shares Paid		(127,125)
Shares Canceled		(8,000)
Outstanding shares granted at March 31, 2006	$103,283,000	3,270,527

Previous to adoption of FAS 123(R), as provided for in FAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure (an amendment of FASB Statement No. 123)”, the Company choose to continue with its previous practice of applying the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees.”  The intrinsic value method was used to account for stock-based compensation plans.  If compensation expense had been determined based on the fair value method with the pro forma compensation expense reflected over the vesting period, net income and income per share for the three months ended March 31, 2005, would have been adjusted to the pro forma amounts indicated below:

(dollars in thousands, except per share amounts)	Three Months Ended March 31, 2005
Net income - as reported	$32,224
Add: Stock-based compensation expense included in net income, net of related tax effects	2,506
Deduct: Total stock-based compensation expense determined under fair value, net of related tax effects	(2,561)
Net income - pro forma	$32,169

Basic earnings per share - as reported	$0.30
Basic earnings per share - pro forma	$0.30

Diluted earnings per share - as reported	$0.30
Diluted earnings per share - pro forma	$0.30

Note 3 – Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable operating segment follow:

	Flexible Packaging	Pressure Sensitive
(in thousands)	Segment	Materials Segment	Total
Reported balance at December 31, 2004	$391,473	$50,708	$442,181

Business acquisition	111,114		111,114
Goodwill associated with Itap Bemis Ltda.
which is now consolidated	11,396		11,396
Currency translation adjustment	16,728		16,728
Reported balance at December 31, 2005	$530,711	$50,708	$581,419

Currency translation adjustment	10,170		10,170
Reported balance at March 31, 2006	$540,881	$50,708	$591,589

The components of amortized intangible assets follow:

	March 31, 2006		December 31, 2005
(in thousands)	Gross Carrying	Accumulated	Gross Carrying	Accumulated
Intangible Assets	Amount	Amortization	Amount	Amortization
Contract based	$15,447	$(7,211)	$15,447	$(6,930)
Technology based	52,103	(14,224)	52,047	(13,513)
Marketing related	20,788	(4,244)	19,659	(3,677)
Customer based	53,785	(9,601)	50,395	(7,848)
Reported balance	$142,123	$(35,280)	$137,548	$(31,968)

Amortization expense for intangible assets during the first three months of 2006 was $2.3 million.  Estimated amortization expense for the remainder of 2006 is $6.4 million; for 2007 through 2010 is $8.6 million each year; and $8.3 million for 2011.

Note 4 – Inventories

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

	March 31,	December 31,
(in thousands)	2006	2005
Raw materials and supplies	$164,544	$161,110
Work in process and finished goods	304,423	276,331
Total inventories, gross	468,967	437,441
Less inventory write-downs	(17,497)	(16,491)
Total inventories, net	$451,470	$420,950

Note 5 – Restructuring of Operations

In January 2006, the Company committed to a plan to close five flexible packaging plants:  Peoria, Illinois; Denmark and Neenah, Wisconsin; Georgetown, Ontario, Canada; and Epernon, France.  The closure of these plants, together with related support staff and capacity reductions within the flexible packaging business segment, is expected to reduce fixed costs and improve capacity utilization elsewhere in the Company.  During the first quarter of 2006, the Company incurred charges of $3.8 million for employee severance, $6.7 million for accelerated depreciation, $0.1 million for equipment and employee relocation, and $0.4 million for other related costs.

Also in January 2006, the Company committed to a plan to close a pressure sensitive materials plant located in Hopkins, Minnesota.  The closure of this plant, together with related support staff and capacity reductions within the pressure sensitive materials business segment, is expected to reduce fixed costs and improve capacity utilization elsewhere in this business segment.  During the first quarter of 2006, the Company incurred charges of $0.3 million principally for employee severance.

For the first quarter of 2006, a total of $4.5 million has been charged to other costs (income) and $6.8 million has been charged to cost of products sold within the consolidated statement of income.  The accrued liability at March 31, 2006, is $0.3 million.  Total costs of $35.0 million is expected for this restructuring effort, of which $31.0 million will be incurred by the flexible packaging segment, $1.8 million for the pressure sensitive segment, and $2.2 million for corporate relocation.  Net cash cost is expected to be $18.3 million and non-cash costs is expected to total $16.7 million.

An analysis of the restructuring and related costs activity follows:

		Facilities			Total
	Employee	Consolidation	Total	Accelerated	Restructuring
(in thousands)	Costs	or Relocation	Restructuring	Depreciation	and Related Costs
2006 Activity – First Quarter
Total net expense accrued
Flexible Packaging	$(3,846)	$(436)	$(4,282)	$(6,732)	$(11,014)
Pressure Sensitive	(268)	0	(268)	(6)	(274)

Charges to accrual account
Flexible Packaging	3,817	436	4,253	6,732	10,985
Pressure Sensitive	0	0	0	6	6
Reserve balance at March 31, 2006	$(297)	$0	$(297)	$0	$(297)

Note 6 – Components of Net Periodic Benefit Cost

Benefit costs for defined pension benefit plans are shown below.  Costs for other benefits include defined contribution pension plans and postretirement benefits other than pensions.  The funding policy and expectations disclosed in the Company’s 2005 Annual Report on Form 10-K are expected to continue unchanged throughout 2006.

	For the Quarter Ended March 31,
	Pension Benefits		Other Benefits
(in thousands)	2006	2005	2006	2005
Service cost – benefits earned during the period	$3,671	$5,180	$2,915	$449
Interest cost on projected benefit obligation	7,639	7,257	392	307
Expected return on plan assets	(10,377)	(9,118)
Amortization of unrecognized transition obligation	58	82
Amortization of prior service cost	647	681	173	(13)
Recognized actuarial net (gain) or loss	2,620	2,483	4	33
Settlement gain (loss)		143
Net periodic pension (income) cost	$4,258	$6,708	$3,484	$776

Note 7 – Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) are as follows:

(in thousands)	March 31, 2006	December 31, 2005
Foreign currency translation	$93,322	$61,604
Unrecognized gain on derivative, net of deferred tax benefit of $2,021 and $2,105	3,159	3,291
Minimum pension liability, net of deferred tax benefit of $20,580 and $20,580	(32,189)	(32,189)
Accumulated other comprehensive income (loss)	$64,292	$32,706

In connection with the issue of seven-year, $300 million notes in March 2005, we entered into a forward starting swap on February 3, 2005, in order to lock in an interest rate in advance of the pricing date for the notes.  On March 14, 2005, in connection with the pricing of the notes, we terminated the swap and recorded the resulting gain of $6.1 million (pre-tax) on the balance sheet as a component of other comprehensive income.  This gain will be amortized as a component of interest expense over the term of the notes.

Note 8 – Segments of Business

The Company’s business activities are organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conforms to this organizational structure with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based on operating profit, which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.  A summary of the Company’s business activities reported by its two business segments follows:

	For the Quarter Ended March 31,
Business Segments (in millions)	2006	2005
Net Sales to Unaffiliated Customers:
Flexible Packaging	$740.3	$688.2
Pressure Sensitive Materials	161.5	143.8

Intersegment Sales:
Flexible Packaging	(0.1)	(0.1)
Pressure Sensitive Materials	(0.1)
Total	$901.6	$831.9

Operating Profit and Pretax Profit:
Flexible Packaging	$70.9	$69.9
Pressure Sensitive Materials	14.7	7.6
Total operating profit	85.6	77.5

General corporate expenses	(10.3)	(14.9)
Interest expense	(12.8)	(8.4)
Minority interest in net income	(0.5)	(1.3)
Income before income taxes	$62.0	$52.9

Identifiable Assets:
Flexible Packaging	$2,570.7	$2,416.1
Pressure Sensitive Materials	366.9	432.1
Total identifiable assets	2,937.6	2,848.2
Corporate assets	158.9	117.9
Total	$3,096.5	$2,966.1

Note 9 – Earnings Per Share Computations

	Three Months Ended March 31,
	2006	2005
Income available to common stockholders (numerator)	$37,803,000	$32,224,000
Weighted-average common shares outstanding (denominator)	104,959,108	107,020,050

Basic earnings per share of common stock	$0.36	$0.30

Dilutive effects of stock option and stock awards, including impact of windfall tax benefits	1,780,058	1,391,377
Weighted-average common shares and common equivalent shares outstanding (denominator)	106,739,166	108,411,427

Diluted earnings per share of common stock	$0.35	$0.30

Note 10 – Legal Proceedings

The Company is involved in a number of lawsuits incidental to its business, including environmental related litigation.  Although it is difficult to predict the ultimate outcome of these cases, management believes, except as discussed below, that any ultimate liability would not have a material adverse effect upon the Company’s financial condition or results of operations.

The Indiana Department of Environmental Management has issued a Notice of Violation to the Company regarding various permitting and air emissions violations at its Terre Haute, Indiana facility.  The Company is cooperating with the Indiana agency and is seeking to resolve all open issues raised by the Notice of Violation.  Any settlement or other resolution of these matters may include a penalty.  While the Company cannot reasonably estimate the amount of any such penalty, management believes that it would not have a material adverse effect upon the Company’s financial condition or results of operations.

The Company is a potentially responsible party (PRP) in twelve superfund sites around the United States.  The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate.  The Company has reserved an amount that it believes to be adequate to cover its exposure.

Dixie Toga S.A., acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo, Brazil.  The City imposes a tax on the rendering of printing services.  The City has assessed this city services tax on the production and sale of printed labels and packaging products.  Dixie Toga, along with a number of other packaging companies, disagree and contend that the city services tax is not applicable to its products and that the products are subject only to the state value added tax (VAT).  Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes.  Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995.  The assessments for those years were estimated to be approximately $40.0 million at the date the Company acquired Dixie Toga.  Dixie Toga challenged the assessments and ultimately litigated the issue.  A lower court decision in 2002 cancelled all of the assessments for 1991-1995.  The City of São Paulo, the State of São Paulo, and Dixie Toga have each appealed parts of the lower court decision.  The City continues to assert the applicability of the city services tax and has issued assessments for the subsequent years 1996-2001.  The assessments for those years for tax and penalties (exclusive of interest) were estimated to be approximately $26.0 million at the date of acquisition.  In the event of an adverse resolution, these estimated amounts could be increased for interest, monetary adjustments, and corrections.

The Company strongly disagrees with the City’s position and intends to vigorously challenge any assessments by the City of São Paulo.  The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter.  An adverse resolution could be material to the results of operations and/or cash flows of the period in which the matter is resolved.

The Company first disclosed in a Form 8-K filed with the Securities and Exchange Commission on April 23, 2003, that the Department of Justice expected to initiate a criminal investigation into competitive practices in the labelstock industry and the Company further discussed the investigation and disclosed that it expected to receive a subpoena in its Form 10-Q filed for the quarter ended June 30, 2003.  In a Form 8-K filed with the Securities and Exchange Commission on August 15, 2003, the Company disclosed that it had received a subpoena from the U.S. Department of Justice in connection with the Department’s criminal investigation into competitive practices in the labelstock industry.  The Company has responded to the subpoena and will continue to cooperate fully with the requests of the U.S. Department of Justice.

The Company and its wholly-owned subsidiary, Morgan Adhesives Company, have been named as defendants in fourteen civil lawsuits.  Six of these lawsuits purport to represent a nationwide class of labelstock purchasers, and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry.  On November 5, 2003, the Judicial Panel on MultiDistrict Litigation issued a decision consolidating all of the federal class actions for pretrial purposes in the United States District Court for the Middle District of Pennsylvania, before the Honorable Chief Judge Vanaskie.  Judge Vanaskie entered an order which calls for discovery to be taken on the issues relating to class certification and briefing on plaintiffs’ motion for class certification to be completed in December 2005.  At this time, a discovery cut-off and a trial date have not been set.  The Company has also been named in three lawsuits filed in the California Superior Court in San Francisco. These three lawsuits, which have been consolidated, seek to represent a class of all California indirect purchasers of labelstock and each alleged a conspiracy to fix prices within the self-adhesive labelstock industry.  Finally, the Company has been named in one lawsuit in Vermont, seeking to represent a class of all Vermont indirect purchasers of labelstock, one lawsuit in Nebraska seeking to represent a class of all Nebraska indirect purchasers of labelstock, one lawsuit in Kansas seeking to represent a class of all Kansas indirect purchasers of labelstock, and one lawsuit in Tennessee, seeking to represent a class of purchasers of labelstock in various jurisdictions, all alleging a conspiracy to fix prices within the self-adhesive labelstock industry.  The Company intends to vigorously defend these lawsuits.

In a Form 8-K filed with the Securities and Exchange Commission on May 25, 2004, the Company disclosed that representatives from the European Commission had commenced a search of business records and interviews of certain Company personnel at its self-adhesive labelstock operation in Soignies, Belgium to investigate possible violations of European competition law in connection with an investigation of potential anticompetitive activities in the European paper and forestry products sector.  A formal request for information was received by the Company on October 28, 2005.  The Company continues to cooperate fully with the European Commission.

Given the ongoing status of the U.S. Department of Justice investigation, the related class-action civil lawsuits, and the European Commission investigation, the Company is unable to predict the outcome of these matters although the effect could be material to the results of operations and/or cash flows of the period in which the matter is resolved.  The Company is currently not otherwise subject to any pending litigation other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the business, results of operations, financial position, or liquidity of the Company.